Exhibit 4

News Release

RINKER ACQUIRES CONCRETE AND BLOCK PRODUCER ON FLORIDA WEST COAST

Rinker Group Limited (“Rinker”) has announced the acquisition of Keys Concrete, one of the largest independent concrete and block manufacturers in Florida.  The transaction to purchase the Keys Concrete assets was finalised today (March 2 US time), with the acquisition price generally in line with industry multiples.

Keys Concrete operates two block plants – incorporating three production lines - and five concrete plants in the fast-growing Tampa Bay region, on the Florida west coast.  Sales revenues are around US$75 million a year.

The acquisition builds on other bolt-on acquisitions within the same regional area, including Mid-Coast Concrete in June 2001, Acme Readymix last year and Cemex’s Brooksville concrete plant earlier this year. These in turn followed the US$348 million acquisition in July 2000 of Florida Crushed Stone Company, which enabled Rinker’s US subsidiary Rinker Materials Corporation to develop a strong aggregates and cement supply position in central-western Florida.

Rinker Chief Executive Officer David Clarke said the acquisition was in line with Rinker’s stated strategy of securing strong number one or two positions in its markets.

“The addition of Keys Concrete will help strengthen Rinker Materials position in the fast-growing Tampa Bay region heavy building materials market,” he said.

Keys Concrete is currently a major customer of Rinker Materials, buying most of its cement and aggregates from the group.  These volumes are expected to grow in line with the market.

The local economy is diverse and growing strongly.  The Tampa Bay-St Petersburg metropolitan area led Florida in job growth last year – adding 27,000 new jobs, mainly in professional and business services including legal, accounting, engineering and technical.

Major employers include MacDill Air Force base in Tampa - headquarters of the US Central Command and the US Special Operations Command, which together employ over 19,000 people.   The University of South Florida in Tampa is one of the largest universities in the US south-east, with a current enrolment of over 39,000 students.

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Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker Group Limited is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Net profit after tax was over US$490 million for the fiscal year ended 31 March 2005. Market capitalization is around US$12 billion. The Rinker group has over 13,000 employees in over 760 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from Rinker Materials in the US.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

3 March 2006	RIN 11-06